Press Release SR #04-06

January 16, 2006

AMENDMENT OF PRIVATE PLACEMENT FINANCING

Sutcliffe Resources Ltd. (the “Company”) announces that its private placement originally announced on January 13, 2006, will be increased up to 3,000,000 units at $0.55 per unit and will raise up to $1,650,000. All other terms and conditions shall remain the same.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

     The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

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